UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 333-155412

_____________________

JBS S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Av. Marginal Direita do Tietê

500, Bloco I, 3rd Floor

São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒      Form 40-F: ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Earnings presentation (in Brazilian reais) (English translation).
99.2	Earnings presentation (in U.S. dollars).
99.3	Transcript of Local Earnings Call in Portuguese (English translation).
99.4	Transcript of International Earnings Call in English.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2025

JBS S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	Chief Financial and Investment Relations Officer

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